

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 4, 2008

By facsimile to (509) 747-1770 and U.S. Mail

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Re: Charmed Homes Inc.
        Preliminary Information Statement on Schedule 14C
        Filed November 24, 2008
        File No. 0-53285

Dear Mr. Quinn:

        We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise your document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about the comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Disclosure states that Charmed Homes has agreed to change its name to Iveda Corporation as part of the merger with ItelaSight, Inc., doing business as Iveda Solutions, and the amendment to Charmed Homes' articles of incorporation will accomplish this. We note that you also are affecting a reverse split to comply with the merger's terms.

Since the name change and reverse split are being made in furtherance of and to facilitate the merger and since shareholders did not have an opportunity to vote on the merger, provide the information required by Item 14 of Schedule 14A. <u>See</u> Item 1 of Schedule 14C and Note A to Schedule 14A.

<u>Certain United States Federal Income Tax Consequences, page 6</u>

2.   Delete the word "Certain" in the caption or heading and the word "certain" in the second paragraph's first sentence because the word certain may imply that you have not disclosed all material United States federal income tax consequences and that shareholders cannot rely on the disclosure. Similarly, delete the word "generally" in the second paragraph's first sentence for the same reason.

<u>Closing</u>

As appropriate, please file a revised preliminary proxy statement and respond to the comments within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised preliminary proxy statement that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767 with any questions regarding our comment and related matters.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak P.S.
601 West First Avenue, Suite 903
Spokane, WA 99201